PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                                    Exhibit G

                         Project Staff and Key Contacts


                                      V 6.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                         Project Staff and Key Contacts

DOCUMENT INFORMATION

  Project Manager:

  Customer Project
  Manager:

  Prepared by:

  Document Version No:         V 6.0

  Preparation Date:


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


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                         Project Staff and Key Contacts

TABLE OF CONTENTS
   DOCUMENT INFORMATION...............................................  2
1    HP-OMS PROJECT STAFF AND KEY CONTACTS............................  4
   1.1     HP-OMS KEY PERSONNEL:......................................  4
   1.2     HP-OMS KEY CONTACT LIST....................................  4
2    CUSTOMER'S PROJECT STAFF AND KEY CONTACTS........................  5
   2.1     CUSTOMER'S KEY CONTACT LIST................................  5


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


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                         Project Staff and Key Contacts

1    HP-OMS PROJECT STAFF AND KEY CONTACTS


1.1  HP-OMS KEY PERSONNEL:

HP-OMS Project Manager:                             Gil Tal

HP-OMS Operation Manager:                      Erez Rachmil

HP-OMS MCC Manager:                            TBD

Service Level Manager (SLM):                   TBD

IT Administrative and Procurement Assistant:          TBD


1.2  HP-OMS KEY CONTACT LIST

HP-OMS CEO:                                 Shmuel Blank

Customer Account Manager at HP:                  Eyal Dalit

Project Manager:                            Gil Tal

Finance Contact:                            Golan Mizrahi


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


     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                         Project Staff and Key Contacts

2    CUSTOMER'S PROJECT STAFF AND KEY CONTACTS

2.1  CUSTOMER'S KEY CONTACT LIST

Customer CFO:                                         Oren Steinberg

Customer Corporate IT Manager:                               Naama Halperin

Customer Corporate IT Infrastructure Manager:                Harel Weissman

Customer Finance Contact at TECNOMATIX LTD:                Aviram Steinhart

Customer Finance Contact at TECNOMATIX FRANCE S.A.R.L:                  TBD

Customer Finance Contact at TECNOMATIX TECHNOLOGIES, INC:               TBD

Customer Finance Contact at NIHON TECNOMATIX K.K:                TBD

Customer Finance Contact at TECNOMATIX UNICAM, INC:              TBD

Unicam Division Manager: Israel Levy

Site Manager -


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